Exhibit 99.1

IAMGOLD Files NI 43-101 Technical Report for Previously Announced Saramacca Resource Estimate

TORONTO, Oct. 17, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that today the Company filed a National Instrument 43-101 ("NI 43-101") Technical Report supporting the initial resource estimate for the Saramacca deposit in Suriname, reported in the Company's news release dated September 5, 2017.

The NI 43-101 Technical Report was prepared by Mr. Glen Cole, P.Geo., Principal Resource Geologist, Dr. Oy Leuangthong, P.Eng., Principal Geostatistician and Mr. Dominic Chartier, P.Geo., Senior Geologist, all of whom are with SRK Consulting (Canada) Inc. Mr. Cole, Dr. Leuangthong and Mr. Chartier are Qualified Persons as defined by NI 43-101. This news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.

The NI 43-101 Technical Report may be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/17/c4806.html

%CIK: 0001203464

For further information: Ken Chernin, VP Investor Relations, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director Investor Relations, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, Tel: (416) 933-4738, Mobile: (647) 967-9942, IAMGOLD Corporation Toll-free: 1 888 464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:00e 17-OCT-17